UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. __)*

YI XIN INTERNATIONAL COPPER, INC.
(Name of Issuer)

Common Stock
par value $0.001 per share
(Title of Class of Securities)

None
(CUSIP Number)

Suzanne Fu, Esq.
Richardson & Patel LLP
10900 Wilshire Boulevard, Suite 500
Los Angeles, California 90024
(310) 208-1182
__________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 20, 2007
____________________________________________
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [  ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be ‘filed’ for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however see the Notes).

CUSIP No. None

1	NAME OF REPORTING PERSONS

AFH Holding & Advisory LLC (“AFH Holding & Advisory”)

I.R.S. IDENTIFICATION OF ABOVE PERSON
EIN: 26-1364740

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a)	[__]
(b)	[__]

3	SEC USE ONLY

4	SOURCE OF FUNDS*
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [__]

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Nevada

NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,130,000 (1)
OWNED BY
EACH	8	SHARED VOTING POWER
REPORTING
PERSON WITH		-

9	SOLE DISPOSITIVE POWER

1,130,000 (1)

10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,130,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.28% (1)

14	TYPE OF REPORTING PERSON*
OO

(1)           Based on approximately 18,000,000 shares of common stock of Yi Xin International Copper, Inc. deemed outstanding on August 14, 2008.

 CUSIP No. None

NAME OF REPORTING PERSON

Amir F. Heshmatpour

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

###-##-####

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a)	[__]
(b)	[__]

3	SEC USE ONLY

4	SOURCE OF FUNDS*
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [__]

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA

NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,130,000 (1)
OWNED BY
EACH	8	SHARED VOTING POWER
REPORTING
PERSON WITH

	9	SOLE DISPOSITIVE POWER

		1,130,000 (1)

	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,130,000 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.28% (1)

14	TYPE OF REPORTING PERSON*

IN

(1)           Mr. Heshmatpour is the Managing Director and principal owner of AFH Holding & Advisory LLC, and as such, he is deemed to have beneficial ownership of the shares of common stock of Yi Xin International Copper, Inc. held by AFH Holding & Advisory LLC.  The foregoing is based on approximately 18,000,000 shares of common stock of Yi Xin International Copper, Inc. deemed outstanding on August 14, 2008.

Item 1.	Security and Issuer.
             This statement relates to the Common Stock, par value $0.001 per share (“Common Stock”), of Yi Xin International Copper, Inc. (formerly known as “AFH Holding I, Inc.”), a Delaware corporation (the “Company”).  The address of the Company’s principal executive office is No. 1 Guiba Road, Guixi City, Jiangxi Province, P.R. China 335400.

Item 2.	Identity and Background.

(a)
This Schedule 13D is being filed on behalf of Amir F. Heshmatpour and AFH Holding & Advisory. The persons named in this paragraph are sometimes referred to herein as the “Reporting Person” or collectively the “Reporting Persons.”

(b)	Mr. Amir F. Heshmatpour’s address is C/O AFH Holding & Advisory LLC, 9595 Wilshire Blvd., Suite 900, Beverly Hills, CA 90212.

(c)	Mr. Amir F. Heshmatpour has voting and dispositive control of the stock owned by AFH Holding and Advisory. Mr. Heshmatpour is a former member of Company’s Board of Directors, having tendered his resignation from the Board of Directors effective upon the tenth day following the date of the amended Information Statement on Schedule 14F-1/A filed by Company.

(d)	During the past five years, the Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e)	During the past five years, the Reporting Persons have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Amir F. Heshmatpour is a citizen of United States of America.

Item 3.	Source and Amount of Funds and Other Consideration.

Prior to a Share Exchange Transaction as reported in the Form 8-K dated August 14, 2008, there were a total of 4,000,000 shares of the Company’s common stock issued and outstanding and held by AFH Holding & Advisory.  On August 14, 2008, in connection with the Share Exchange Transaction, AFH Holding & Advisory forfeited and had cancelled 2,870,000 shares of common stock held by it, resulting in a reduction of the number of shares held by AFH Holding & Advisory to 1,130,000 shares.

Item 4.	Purpose of Transaction.
             On November 20, 2007, the Reporting Persons initially acquired 4,000,000 shares of the common stock of the Company in order to obtain control and 100% ownership of the Company’s capital stock.  On August 14, 2008, the Company entered into a Share Exchange Agreement by and among the Company, AFH Holding & Advisory, Newry Invest & Trade, Inc. (“Newry”), and LYH Acquisition Company (“LYH”), pursuant to which the Company acquired all of the issued and outstanding shares of LYH held by Newry in exchange for the issuance of 18,000,000 restricted shares of the Company’s common stock to Newry and its assignees.  Pursuant to such Share Exchange Agreement, AFH Holding & Advisory forfeited and had cancelled 2,870,000 shares of common stock held by it, resulting in a reduction of the number of shares held by AFH Holding & Advisory to 1,130,000 shares.  See Item 3 of this Schedule 13D, which is hereby incorporated by reference.

The Reporting Persons may from time to time seek to increase, reduce or dispose of his remaining shares of the Company in open market or privately negotiated transactions or otherwise. The determination to effect any such transactions will depend on, among other things, the market price of the Shares, availability of funds, borrowing costs, market conditions, tax considerations, developments affecting the Company and the Reporting Persons, other investment opportunities available to Reporting Persons and other considerations. Except as set forth above, neither Reporting Person has any present plans or proposals that relate to or would result in any of the actions required to be described in Item 4. The Reporting Persons may, at any time, review or reconsider their position with respect to the Company and formulate plans or proposals with respect to any of such matters, but have no present intention of doing so.

Item 5.	Interest in Securities of the Company.

(a)
 The aggregate number and percentage of class of securities identified pursuant to Item 1 beneficially owned by each person named in Item 2 may be found in rows 11 and 13 of the Cover Pages relating to the Reporting Persons, which hereby is incorporated by reference.

(b)	The powers that the Reporting Persons identified in the preceding paragraph have relative to the shares discussed herein may be found in rows 7 through 10 of the Cover Pages relating to the Reporting Person, which hereby is incorporated by reference.

(c)	All transactions in the class of securities reported on effected by any of the persons named in Item 5(a) during the past 60 days may be found in Item 3.

(d)	None.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information provided in Items 3 and 4 is hereby incorporated by reference.  To the best of the knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships with respect to any of the Company’s securities.

Item 7.	Materials to be Filed as Exhibits.

(1)	Joint Filing Agreement attached hereto as Exhibit A.

SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: August 20, 2008	By:	/s/ Amir F. Heshmatpour
Amir F. Heshmatpour

AFH Holding & Advisory LLC

Dated: August 20, 2008	By:	/s/ Amir F. Heshmatpour
Amir F. Heshmatpour
Managing Director

EXHIBIT A

JOINT FILING AGREEMENT
PURSUANT TO RULE 13d-1(k)(1)

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Schedule 13D (including amendments thereto) with respect to the common stock of Yi Xin International Copper, Inc. and further agree that this Joint Filing Agreement be included as an exhibit to such joint filing.

Dated: August 20, 2008	By:	/s/ Amir F. Heshmatpour
Amir F. Heshmatpour

AFH Holding & Advisory LLC

Dated: August 20, 2008	By:	/s/ Amir F. Heshmatpour
Amir F. Heshmatpour
Managing Director